

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0402

Mail Stop 3561

June 2, 2009

AMR Corporation
Mr. Thomas W. Horton- Executive Vice President and Chief Financial Officer
4333 Amon Carter Boulevard
Fort Worth, Texas 76155

      **Re: AMR Corporation
           Form 10-K for the year ended December 31, 2008
           Filed February 19, 2009
           File No. 1-08400**

            **American Airlines, Inc.
           Form 10-K for the year ended December 31, 2008
           Filed February 19, 2009
           File No. 1-02691**

Dear Mr. Horton:

      We have completed our review of your Form 10-K along with the corresponding related filings and do not, at this time, have any further comments.

      Sincerely,

      David R. Humphrey
      Branch Chief